UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Dril-Quip, Inc

(Name of Issuer)

Common Stock

(Title of Class of Securities)

262037 10 4 (CUSIP Number)

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 262037 10 4                                                                                                                                       Page 2 of 6 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). J. Mike Walker

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 3,624,112 6. Shared Voting Power None 7. Sole Dispositive Power 3,624,112 8. Shared Dispositive Power None

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,624,112

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11.	Percent of Class Represented by Amount in Row (9) 21%

12.	Type of Reporting Person (See Instructions) IN

Last Update: 11/05/2002

Item 1.

Item 1(a)	Name of Issuer:	Dril-Quip, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:	13550 Hempstead Highway Houston, Texas 77040

Item 2.

Item 2(a)	Name of Person(s) Filing:	J. Mike Walker

Item 2(b)	Address of Principal Business Office:	13550 Hempstead Highway Houston, Texas 77040

Item 2(c)	Citizenship:	U.S.

Item 2(d)	Title of Class of Securities:	Common Stock

Item 2(e)	CUSIP Number:	262037 10 4

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act.

(b)	☐	Bank as defined in section 3(a)(6) of the Act.

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act.

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940.

(e)	☐	Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	Parent holding company or control person, in accordance with § 240.13d-1(b)(ii)(G).

(h)	☐	Savings Associations as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.

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(j)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in item 1.

(a)	Amount Beneficially Owned:	3,624,112 (1)(2)

(b)	Percent of Class:	21% (1)(2)

(c)	Number of shares as to which such person has:

	(i) Sole power to vote or to direct the vote:	3,624,112 (1)(2)

	(ii) Shared power to vote or to direct the vote:	None

	(iii) Sole power to dispose or to direct the disposition of:	3,624,112 (1)(2)

	(iv) Shared power to dispose or to direct the disposition:	None

Item 5.	Ownership of Five Percent or Less of a Class Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company Not Applicable

Item 8.	Identification and Classification of Members of the Group Not Applicable

Item 9.	Notice of Dissolution of Group Not Applicable

Item 10.	Certification Not Applicable

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Explanation of Responses:

(1) Includes 175,512 shares of Common Stock subject to exercisable options.

(2) Does not include 6,782,224 shares of Common Stock (including exercisable options to buy shares of Common Stock) owned by certain stockholders of Dril-Quip, Inc. (the “Issuer”) who are parties to the Stockholders’ Agreement dated October 17, 1997 (the “Stockholders’ Agreement”). Pursuant to the Stockholders’ Agreement, certain stockholders of the Issuer have agreed to vote shares of common stock, par value $.01 per share, of the Issuer held by each of them for the election of nominees to the Board of Directors proposed by each of (i) Larry E. Reimert and Reimert Family Partners, Ltd., (ii) Gary D. Smith and Four Smith’s Company, Ltd. and (iii) J. Mike Walker. The parties to the Stockholders’ Agreement may be deemed to have formed a group pursuant to Rule 13d-5(b)(1) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Nothing herein shall constitute an affirmance that any such group exists; however, any such group could be deemed to have beneficial ownership, for purposes of Section 13(d) and 13(g) of the Exchange Act, of all equity securities of the Issuer beneficially owned by such parties. Such parties would, as of January 31, 2003, be deemed to beneficially own an aggregate of 10,406,336 shares of Common Stock, or approximately 60% of the total number of shares reported to be outstanding in the Issuer’s Form 10-Q for the quarter ended September 30, 2002. Mr. Walker disclaims the beneficial ownership of any Common Stock owned by such other parties.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 4, 2003

/s/ J. Mike Walker
J. Mike Walker

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